U.S. Securities and Exchange Commission
                              Washington, DC 20549

                           ---------------------------

                                  Schedule 13G

                           ---------------------------

                    Under the Securities Exchange Act of 1934



                            AXENT TECHNOLOGIES, INC.
                                (name of issuer)


                                  Common Stock
                         (title of class of securities)


                                    05459C108
                                 (CUSIP number)


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                                      - 2 -

CUSIP NO.  05459C108

1 NAME OF REPORTING PERSON S.S. or I.R.S.IDENTIFICATION NO.OF ABOVE PERSON Richard A. Lefebvre

2       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                     (a)    [  ]
                                                                     (b)    [  ]

3       SEC USE ONLY



4       CITIZENSHIP OR PLACE IF ORGANIZATION
        United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5        SOLE VOTING POWER
         589,834

6        SHARED VOTING POWER
         0

7        SOLE DISPOSITIVE POWER
         589,834

8        SHARED DISPOSTIVE POWER
         0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        589,834

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[  ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        5.59%

12      TYPE OF REPORTING PERSON*
        IN


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                                      - 3 -


Item 1. (a)    Name of Issuer
                             Axent Technologies, Inc.

               (b)    Address of Issuer's Principal Executive Offices
                             2400 Research Boulevard
                             Rockville, MD  20850

Item 2. (a)    Name of Person Filing
                             Richard A. Lefebvre

               (b)   Address of Principal Business Office or, if none, Residence
                             12914 Travilah Road
                             Potomac, MD  20854

               (c)    Citizenship
                             United States

               (d)    Title of Class of Securities
                             Common Stock

               (e)    CUSIP Number
                             05459C108

Item 3. The Reporting Person is not filing this information statement pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4. Ownership

             (a) As of December 31, 1996, the Reporting Person has the right to acquire 589,834, shares of Common Stock of Axent Technologies, Inc. These shares are issuable upon exercise of outstanding options.

             (b) The 589,834 shares of Common Stock beneficially owned by the Reporting Person constitute 5.59% of the total number of shares outstanding as of the end of the fiscal year of 1996.

             (c)    Number of shares as to which such person has:
                    (i) sole power to vote or to direct the vote: 589,834 shares
                    (ii) shared power to vote or to direct the vote:  0 share
                    (iii) sole power to dispose or todirect the  disposition of:
                          589,834  shares
                    (iv) shared power to dispose or to direct the disposition
                          of: 0 shares

Item 5.        Ownership of Five Percent or Less of a Class

               N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

               N/A

Item 8.        Identification and Classification of Members of the Group

               N/A

Item 9.        Notice of Dissolution of Group

               N/A

Item 10.       Certification

               N/A
                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:  February 1, 1997



                                                  By:    /s/ Richard A. Lefebvre
                                                         Richard A. Lefebvre